FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Press Release dated November 13, 2008: Æterna Zentaris Reports Third Quarter 2008 Financial and Operating Results

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release

For immediate release

Æterna Zentaris Reports Third Quarter 2008 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, November 13, 2008 – Æterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results for the third quarter ended September 30, 2008.

Third Quarter 2008 Highlights

•                  Appointment on September 1, 2008, of Juergen Engel, Ph.D. as President and CEO of Æterna Zentaris, replacing Juergen Ernst who had been acting as Interim President and CEO since April 2008. Mr. Ernst, the former Chairman of the Company, was appointed Executive Chairman effective September 1, 2008;

•                  Completion of patient recruitment for the second efficacy trial of the Phase 3 program in benign prostatic hyperplasia (BPH) with lead compound, cetrorelix;

•                  Start of second stage of recruitment for the Phase 2 trial in ovarian cancer with AEZS-108. The trial is part of a Phase 2 program in gynaecological cancers which will include up to 82 women;

•                  Signing of a license and cooperation agreement for the commercialization of cetrorelix in BPH, with Handok Pharmaceuticals Co., Ltd. (Handok) for the Korean market. Subsequent to quarter end, signing of another agreement with Handok for the commercialization of ozarelix in BPH for the Korean market; and

•                  Recovery of worldwide rights from Ardana plc (LSE: ARA) for the Growth Hormone Secretagogue (GHS) compound, AEZS-130. Future development options are currently being evaluated for the use of this compound in growth hormone deficiencies.

Subsequent to Quarter-End

On November 11, 2008, Æterna Zentaris signed a definitive agreement to sell to Cowen Healthcare Royalty Partners, L.P. (“CHRP”) its rights to royalties on future sales of Cetrotide® covered by its license agreement with Merck Serono. The license agreement between Æterna Zentaris and Merck Serono was signed in 2000 and granted Merck Serono exclusive rights to market, distribute and sell Cetrotide worldwide, with the exception of Japan, in the field of in vitro fertilization. On closing, Æterna Zentaris will receive $52.5 million from CHRP. In addition, contingent on 2010 net sales of Cetrotide®

reaching a specified level, Æterna Zentaris would receive an additional payment of $2.5 million from CHRP.

Under the terms of the agreement, if cetrorelix which is currently in Phase 3 clinical trials for the treatment of benign prostatic hyperplasia, is approved for sale by the European regulatory authorities in an indication other than in vitro fertilization, Æterna Zentaris has agreed to make a one-time cash payment to CHRP for an amount ranging from $5 million up to a maximum of $15 million. The amount which would be due to CHRP will be higher the earlier the product receives European regulatory approval.

“We are very pleased with the Cowen Healthcare Royalty Partners transaction for Cetrotide® which is in line with our strategy of generating non-dilutive financing. With this transaction, we strengthened our financial position to focus on the development of cetrorelix in BPH, while pursuing partnership opportunities for its future commercialization,” said Juergen Engel, Ph.D., President and Chief Executive Officer of Æterna Zentaris. “At the drug development level, both our Phase 3 program in BPH with cetrorelix, and our Phase 2 program with our lead oncology compound, AEZS-108 in ovarian and endometrial cancer, met their recruitment goals as scheduled and remain on track. First results for cetrorelix in BPH are still expected in the third quarter of 2009, while those for AEZS-108 should be disclosed in the next few months.”

CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008

Consolidated sales and royalties increased to $8.6 million for the three-month period ended September 30, 2008, compared to $7.4 million for the same period in 2007. The increase in sales and royalties for the three-month period ended September 30, 2008 compared to the same period last year is related primarily to additional sales of Cetrotide®, partly offset by the exclusion of sales from Impavido® in the third quarter of 2008.

License fees revenues decreased to $2.4 million for the three-month period ended September 30, 2008 compared to $3.7 million for the same period in 2007. The decrease for the three-month period ended September 30, 2008, compared to the same period in 2007, is mainly attributable to a milestone payment received in 2007 from Ardana plc.

Consolidated R&D costs, net of tax credits and grants were $13.9 million for the three-month period ended September 30, 2008 compared to $9.8 million for the same period in 2007. Additional R&D expenses for the three-month period ended September 30, 2008, compared to the same period in 2007 are mainly related to the advancement of the Phase 3 program in BPH with the compound, cetrorelix.

Consolidated selling, general and administrative (SG&A) expenses were $3.3 million for the three-month period ended September 30, 2008 compared to $5.8 million for the same period in 2007. The decrease in SG&A expenses for the three-month period ended September 30, 2008 compared to the same period in 2007 is primarily related to organizational changes and cost saving measures that were implemented in the second quarter of 2008.

Consolidated net loss for the three-month period ended September 30, 2008 was $13.9 million or $0.26 per basic and diluted share compared to $8.7 million or $0.16 per basic and diluted share for the same period in 2007. The increase in net loss for the three-month period ended September 30, 2008 compared to the same period last year, is mainly related to the advancement of the cetrorelix Phase 3 program for BPH, lower manufacturing margins and foreign exchange loss.

The cash and short-term investments were $11 million as at September 30, 2008.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time, today, November 13, 2008, to discuss third quarter 2008 financial results. To participate in the live conference call by telephone, please dial 416-646-3095, 514-807-8791 or 800-814-4859. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aezsinc.com. A replay will be available on the Company’s Web site for 30 days.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

Contacts

Investor Relations	Media Relations
Ginette Vallières	Paul Burroughs
Investor Relations Coordinator	Director of Communications
(418) 652-8525 ext. 265	Office: (418) 652-8525 ext.406
gvallieres@aezsinc.com	Cell: (418) 575-8982
pburroughs@aezsinc.com

Attachment: Financial summary

(In thousands of US dollars, except share and per share data)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(Unaudited)	2008	2007	2008	2007
	$	$	$	$
Revenues
Sales and royalties	8,630	7,372	24,822	22,392
License fees	2,399	3,671	6,412	9,436
	11,029	11,043	31,234	31,828
Operating expenses
Cost of sales	4,986	3,290	14,348	9,675
Research and development costs, net of tax credits and grants*	13,880	9,835	44,914	25,557
Selling, general and administrative*	3,277	5,847	14,287	15,257
Depreciation and amortization:
Property, plant and equipment	433	426	1,199	1,183
Intangible assets	839	1,024	2,555	3,014
	23,415	20,422	77,303	54,686
Loss from operations	(12,386)	(9,379)	(46,069)	(22,858)
Other income (expenses)
Interest income	149	494	737	1,369
Interest expense	—	(15)	(68)	(68)
Foreign exchange (loss) gain	(1,324)	(170)	429	(766)
Loss on disposal of long-lived assets held for sale	(90)	—	(125)	—
	(1,265)	309	973	535
Loss before income taxes	(13,651)	(9,070)	(45,096)	(22,323)
Income tax (expense) recovery	(228)	1,012	(228)	4,287
Net loss from continuing operations	(13,879)	(8,058)	(45,324)	(18,036)
Net loss from discontinued operations	—	(646)	—	(624)
Net loss for the period	(13,879)	(8,704)	(45,324)	(18,660)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.15)	(0.85)	(0.34)
Net loss per share
Basic and diluted	(0.26)	(0.16)	(0.85)	(0.35)
Weighted average number of shares
Basic and diluted	53,187,470	53,184,803	53,187,470	53,181,248

* Stock-based compensation costs included in:
Research and development	50	64	166	180
Selling, general and administrative	52	447	78	1,312
	102	511	244	1,492

Consolidated Statement of Comprehensive Income

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(Unaudited)	2008	2007	2008	2007
	$	$	$	$
Net loss for the period	(13,879)	(8,704)	(45,324)	(18,660)
Other comprehensive income (loss):
Foreign currency translation	(3,169)	6,315	(2,650)	13,204
Variation in the fair value of short-term investments	(15)	81	(3)	(87)
Comprehensive loss	(17,063)	(2,308)	(47,977)	(5,543)

(In thousands of US dollars)

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
Unaudited	2008	2007
	$	$
Cash and short-term investments	10,957	41,387
Other current assets	15,374	18,193
	26,331	59,580
Long-term assets	46,227	63,783
Total assets	72,558	123,363

Current liabilities	17,611	22,255
Deferred revenues	4,508	3,333
Long-term payable	197	—
Employee future benefits	9,384	9,184
	31,700	34,772
Shareholders’ equity	40,858	88,591
Total liabilities and shareholders’ equity	72,558	123,363

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: Nov. 13, 2008	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer